FOR IMMEDIATE RELEASE	NASDAQ: TRIL TSX: TRIL

Trillium Closes US$150 Million Public Offering of Common Shares

CAMBRIDGE, MA, September 16, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced the closing of its previously announced underwritten public offering of common shares of the Company at a public offering price of US$13.00 per common share (the "Offering"). 11,500,000 common shares were sold in the Offering, including the full exercise by the underwriters of their option to purchase up to an additional 1,500,000 common shares.

The gross proceeds from the Offering were US$149,500,000, before deducting underwriting commissions and other offering expenses. The Company intends to use the net proceeds of the Offering for its ongoing and planned clinical trials for its CD47 program, including drug supply and for working capital and general corporate purposes.

"We would like to thank all investors who placed their trust in both our unique CD47 assets as well as Trillium people. We are committed to speedily advance our investigational program into multiple Phase 2 trials, and further drive evolution of the oncology treatment paradigm toward greater adoption of novel, ground-breaking immunotherapies" said Dr. Jan Skvarka, Trillium's President and Chief Executive Officer.

Cowen and Evercore ISI acted as joint book-running managers for the Offering. JMP Securities acted as the lead manager and Ladenburg Thalmann and JonesTrading acted as co-managers for the Offering.

About Trillium Therapeutics:

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "don't eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com.

Caution Regarding Forward-Looking Information:

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements relating to Trillium's intended use of net proceeds from the Offering and the expected development of Trillium's CD47 assets. You should not place undue reliance on these forward-looking statements. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to whether or not the Company will be able to raise capital through the sale of shares, positive results from preclinical and early clinical research are not necessarily predictive of results of later-stage clinical trials, market and other conditions, the impact of general economic, industry or political conditions in the United States, Canada or elsewhere internationally, the discretion of our management with respect to the use of the net proceeds, and the risks and uncertainties facing Trillium set forth in the prospectus supplement and Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the SEC, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

http://www.trilliumtherapeutics.com/

Media Contact:

Mike Beyer

Sam Brown Inc.

312-961-2502

mikebeyer@sambrown.com